Correspondence


                         David Lubin & Associates, PLLC
                            26 East Hawthorne Avenue
                             Valley Stream, NY 11580
                          Tel. (516) 887-8200 Fax (516)
                                    887-8250


                                                                November 4, 2008

BY EDGAR AND FEDERAL EXPRESS
----------------------------

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn: Stephen Krikorian

         Re:      Rodobo International, Inc.
                  Current Report on Form 8-K
                  Filed on October 6, 2008
                  File Number 000-50340


Dear Mr. Krikorian:

     On behalf of Rodobo International, Inc. (the "Company"), we are herewith filing with the Securities and Exchange Commission (the "Commission") an Amended Current Report on Form 8-K/A (the "8-K Amendment") in response to the Commission's comment letter, dated October 10, 2008 (the "Comment Letter"), with reference to the Company's Current Report on Form 8-K (the "Original Report") filed with the Commission on October 6, 2008.

     In addition to the 8-K Amendment, the Company supplementally responds to all the Commission's comments as follows:

1.   Comment:   Amend your Form 8-K to disclose whether Bernstein & Pinchuk LLP
     "reigned, declined to stand for re-election or was dismissed" as required by Item 304(a)(1)(i) of Regulation S-K.

     Response:   The 8-K Amendment has been revised in accordance with Item
304(a)(1)(i) to indicate that Bernstein & Pinchuk LLP was dismissed as the Company's principal independent accountants.

2.   Comment:   Tell us when Bernstein & Pinchuk LLP resigned, declined to stand for re-election or was dismissed. In this regard, your disclosure that "[o]n September 30, 2008, in connection with the acquisition of Mega, Navstar terminated the services of Bernstein & Pinchuk LLP, as the company's independent auditor." appears to conflict with your disclosure that "[d]uring Navstar's most recent fiscal year and during any subsequent interim period prior to the February 5 termination as Navstar's independent auditors." Please amend your form 8-K to remedy the inconsistency.

     Response:   The 8-K Amendment has been revised to indicate that Bernstein &
Pinchuk LLP was dismissed as the Company's principal independent accountants on September 30, 2008, which remedies the inconsistency found in the Original Report.

3.   Comment:   We note several references to Regulation S-B in your Form 8-K.
     Please amend your filing to refer to the appropriate disclosure rules and regulations as you are no longer permitted to reference disclosure requirements of Regulation S-B. Rather you should be referring to the scaled disclosures for "smaller reporting company" as they currently appear in Regulation S-K. We refer you to the SEC Release No 33-8876, Smaller Reporting Company Regulatory Company Relief and Simplification.

     Response:   Item 4.01 and Note 2 of the Financial Statements have been revised to remove all references to Regulation S-B. Accordingly, we are refilling the Financial Statements herewith.

     The Company respectfully submits via EDGAR the foregoing responses to the Commission and the 8-K Amendment on Form 8-K/A as requested by the Commission.

     Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.


                                          Very truly yours,

                                          /s/ David Lubin & Associates, PLLC
                                          ----------------------------------
                                          David Lubin & Associates, PLLC


cc: Mr. Yanbin Wang